Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen Pharmaceuticals presents at prestigious Rodman & Renshaw Investor conference

Brisbane, Australia, 15th September 2010.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) announced today that CEO Sue MacLeman presented the company to investors at the prestigious Rodman & Renshaw Annual Global Investment Conference held in New York City.

This conference attracts institutional investors, venture capitalists, private equity firms, business development executives and sophisticated private investors.

The audio presentation will be webcast live and can be accessed on the Company’s website at www.progen-pharma.com.  A replay of the webcast will be available for 90 days thereafter.

A copy of the Progen conference presentation is attached.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Corporate Presentation ASX:PGL OTC:PGLA www.progen-pharma.com Improving cancer patients’ lives Q3 2010 Creating long term stakeholder value by delivering novel cancer therapeutics

Forward Looking Statements This presentation contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages. 2

Progen Pharmaceuticals Ltd New beginnings and opportunity after well documented difficulties The company has concluded a review of the scientific and operational elements of the Progen business and assets In setting the strategy to drive shareholder value moving forward, the following features have been identified: Resolved matters relating to company stability Sound cash position of $15.143 million (30 June 2010) mechanism oncology Core focus on the dual products Divesting epigenetic assets Building strong management capacity Rationalising operations and tightening control  3

Heparanase as a Target capable Heparanase is the only enzyme of cleaving heparan sulfate – a critical component of the extracellular matrix Degradation of heparan sulfate by heparanase is an important step in angiogenesis, metastasis and inflammation Heparanase inhibition is an important component of the activity observed for both PI-88 and PG545 4

Dual Mechanism Approach: Anti angiogenesis metastasis A therapeutic approach of controlling both tumor growth and spread & Anti-Product Current Development Phase Muparfostat (PI-88) Phase 2 to Phase 3 PG545 Late preclinical Heparanase inhibition Discovery program Product Early Late Early Late Phase Phase Phase NDA Discovery Discovery Preclinical Preclinical 1 2 3 Muparfostat Post-resection HCC Muparfostat Metastatic Melanoma PG545 Heparanase Program 5

Unique Dual Mechanism of Action PI-88 & PG545 Heparan Sulfate Mimicry Heparanase Inhibition Angiogenic Growth Factor Inhibition Blocks breakdown of extracellular matrices (incl. VEGFs, FGFs) via interaction with the heparan sulfate-binding domain Angiogenesis, Metastasis& Inflammation Angiogenesis 6

Heparan Sulfate (HS) mimetics (e.g. PG545/PI-88) inhibit angiogenesis and metastasis



Heparan sulfate
RTK
Growth factors (GF)
PG545/PI-88
Heparanase
a
b
Blockade of Cell Signaling

Heparanase Upregulation

PG545 and PI-88 potently inhibit the enzymatic activity of heparanase which in turn prevents cleavage of HS chains and GF release.

Local and Metastatic Spread

Heparanase is involved in the breakdown of extracellular matrices, a critical step in the metastatic process.

Tumor Vascularisation

For many HS-binding growth factors (e.g. FGF and VEGF), the interactions between the growth factor, HS and receptor (RTK) are critical for efficient cell signaling necessary for angiogenesis. PG545 and PI-88 mimics blocks the growth factor which prevents the formation of the HS-GF-RTK complex necessary for angiogenesis. Thus PG545 and PI-88 can limit the binding of the growth factors produced for example, by tumor cells, to their respective receptors.

Significance of the Tumor Microenvironment

The preference of PG545 and PI-88 to bind to heparanase or growth factor (particularly FGF-2) is likely dictated by the local environment. The concentration of heparanase or the accessibility to growth factors are likely to influence the relative binding to PG545 or PI-88 to each molecule. Therefore, they inhibit tumor development via two independent, but not mutually exclusive mechanisms which may impact on both tumor angiogenesis and metastases.

www.progen-pharma.com PROGEN PHARMACEUTICALS 7

Muparfostat (PI-88) Phase III

- Lead compound from our proprietary heparan sulfate platform moving to Phase III in post resection liver cancer
- First in class heparanase inhibitor with cytostatic action: Anti-angiogenic and anti-metastatic agent
- Protected by patents in all key markets
- Conducted under a company-sponsored IND with the US FDA
- API manufactured at our Brisbane manufacturing facility (PharmaSynth) with very competitive API cost of goods
- License to Global TransBiotech Inc. terminated returning this asset to Progen Pharmaceuticals
- License and Collaboration Agreement with Medigen Biotechnology Corp. June 2010 nature medicine
Pro-metastatic heparanase
Brain structural changes in headache
Self-replicating RNA cancer vaccines
Protective effects of C5a blockade in sepsis
Interleukin-4 targets toxins to Kaposi's tumors

www.progen-pharma.com
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PG545 Phase I Advantages of PG545 PG545 is the only heparan sulfate mimetic that is a single chemical entity-compared to similar classes of agents such as PI-88 (Progen), M-402 (Momenta) Fully synthetic manufacture with low CoGs Dual mechanism of action targets inhibition of tumor angiogenesis and metastasis Strong antitumor activity in a range of cancer models Potent antimetastatic properties in spontaneously metastasising models Convenient once-weekly parenteral dosing schedule Short term development plan Initiation of Phase I clinical trial in advanced cancer patients in Q4 2010 Completion of preclinical efficacy package by Q2 2011 IND filing to FDA by Q2 2011 Initiate Phase II trial in selected cancer indication in 2012 9

PG545 inhibits spontaneous metastasis in tumor models in which the TKI sorafenib is not effective Vehicle Control Breast Cancer model (4T1) Vehicle Control Lewis Lung Carcinoma PG545 – 15mg/kg, 2x wk (TGI = 30%) PG545 – 20mg/kg, 2x wk (TGI = 66%) PG545 – 25mg/kg, 2x wk (TGI = 95%) Sorafenib – 60mg/kg, 1x daily 25 30 + 3 3.5 PG545 – 20mg/kg, once only (TGI = 63%) PG545 – 20mg/kg, 1x wk (TGI = 96%) Sorafenib – 60mg/kg, 1x daily Metastases 2 2.5 metastasis 10 15 No. of Lung 1 1.5 of lung 0 5 ** *** 0 0.5 No. ** PG545 has been designed to target tumour angiogenesis and metastasis PG545 is a heparan sulfate mimetic in the same class as muparfostat (PI-88) PG545 is a single molecular entity and has a favourable target product profile 10

Manufacturing Strength through PharmaSynth

PharmaSynth
Custom API Manufacturing

- PharmaSynth is a world class contract biomanufacturing company offering process development services and pre-GMP and cGMP manufacturing to support biotechnology, pharmaceutical and veterinary companies worldwide.
- Principal activity is the manufacture and supply of materials for use in early stage drug development and pre-clinical studies along with API and CMC documentation for Phase I, II and III clinical trials.
- Particular expertise in manufacturing recombinant proteins, small molecule synthesis, vaccines and immunotherapies, DNA/gene therapies and carbohydrate based compounds.
- Currently manufactures PI-88 and PG545.
- Current clients include Pfizer Animal Health, Zensun (Shanghai) Sci & Tech Co, Hunter Immunology, PMP, and Prima Biomed
- TGA/APVMA licensed facilities operating to international cGMP standards.
- Is a subsidiary company of Progen with a staff of 11 led by CEO Les Tillack.

www.progen-pharma.com PROGEN PHARMACEUTICALS 11

Divestment of Epigenetic assets

Epigenetics is currently a hot area for drug discovery with significant interest from the investment community. We have two programs that fit as a divestment package that should allow the company to extract value for shareholders without diverting away from core oncology assets.

- **Epigenetics Program** – 'Controlling expression of function of genes involved in cancer initiation and progression'
  - Preclinical development compounds
  - Extensive discovery platform
  - PG11144 lead LSD1 inhibitor compound
- **Anti-proliferation program** - 'Controlling cell growth through polyamines'
  - PG11047 in Phase 1 clinical studies
  - New IP surrounding the use of PG11047 with epigenetic modulators now available adding further value

Technology Label	Early Discovery	Late Discovery	Early Preclinical	Late Preclinical	Phase 1	Phase 2	Phase 3	NDA
PG11047Monotherapy								
PG 11047 Combo								
PG11100 Series								
LSD1 Series								
Epigenetics Discovery								

www.progen-pharma.com

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Capital structure and Financials

Industry-leading Management team	
Ms Sue MacLeman	Chief Executive Officer
Mr Paul Dixon	General Manager Finance & Company Secretary
Dr Laurence Marton	Chief Scientific Officer
Dr Ian Bytheway	Director Research & Development
Dr Keith Dredge	Director Preclinical Development
Mr Darryn Bampton	Director Regulatory Affairs & Clinical Development
Ms Fleur Lankesheer	Director Legal & Business Development
Mr Les Tillack	CEO, PharmaSynth

Experienced Board	
Mr Stuart James	Non –Executive Chairman
Dr Julie Cherrington	Non-Executive Director
Dr John Chiplin	Non-Executive Director
Mr Thomas Burt	Non-Executive Director
Mr Heng Hsin Tang	Non-Executive Director
Dr Paul Lin	Non-Executive Director

Cash: 30 June 2010 AUD$15.143million

Top 20 Shareholders: 55% of issued shares

Substantial Shareholders: 22% of issued shares

- Medigen Biotechnology Corporation (8.46%)
- Mrs Su-Hua Chuang et al (8.59%)
- CCH Investments et al (5.03%)

Total Shares 24,709,097

(~10% OTC PGLA; ~90% ASX PGL)

Unlisted options on issue 1,459,000

Net Tangible Assets per Share: $0.61 (30 June 2010)

CONTACT:
Sue MacLeman – CEO
PO Box 2403 Toowong QLD AUS 4066
+61 4 37 211 200
suem@progen-pharma.com

www.progen-pharma.com
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